OMB Approved
                                                                   OMB 3235-0145
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 14)*

                     OSHMAN'S SPORTING GOODS, INC.
                          (Name of Issuer)

                            COMMON STOCK
                   (Title of Class of Securities)

                            688260 10 8
                           (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on following page(s))

CUSIP No. 688260 10 8              13G                             PAGE 2 OF 5

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Judy Margolis
                SS # ###-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) / /

                                                                (b) /X/
 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OR ORGANIZATION

                 United States of America

 NUMBER OF     5     SOLE VOTING POWER

  SHARES                   1,164,220

BENEFICIALLY   6     SHARED VOTING POWER

  OWNED BY                 11,802

    EACH       7     SOLE DISPOSITIVE POWER

 REPORTING                 1,164,220

  PERSON       8     SHARED DISPOSITIVE POWER

   WITH                    11,802

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   917,947

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*
                   X

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   15.8%

12   TYPE OF REPORTING PERSON*

                   IN

                *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.  688260 10 8            13G                              PAGE 3 OF 5

Item 1(a) Name of Issuer:

          _____Oshman's Sporting Goods, Inc.______________

Item 1(b) Address of Issuer's Principal Executive Offices:

          _____2302 Maxwell Lane, Houston, TX 77023_______

Item 2(a) Name of Person Filing:

          _____Judy Margolis______________________________

Item 2(b) Address of Principal Business Office or, If none,
          Residence:

          _____2302 Maxwell Lane, Houston, TX 77023_______

Item 2(c) Citizenship:

          _____United States of America___________________

Item 2(d) Title of Class of Securities:

          _____Common Stock, $1.00 par value______________

Item 2(e) CUSIP Number:

          _____688260 10 8________________________________

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          a.___   Broker or Dealer registered under Section 15 of the Act

          b.___   Bank as defined in section 3(a) (6) of the Act

          c.___   Insurance Company as defined in section 3(a) (19) of the Act

          d.___ Investment Company registered under Section 8 of the Investment Company Act

          e.___ Investment Adviser registered under section 203 of the Investment Adviser Act of 1940

          f.___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b) (1) (ii) (F)

                                                                   PAGE 4 OF 5
          g.___   Parent Holding Company, in accordance with
                  section 240.13d-1(b)(1) (ii) (G)

          h.___   Group, in accordance with section 240.13d-1(b) (1) (ii) (H)

          Not applicable.

Item 4    Ownership:

   (a)    Amount Beneficially Owned:

          _____917,947___(1)____________________________________

   (b)    Percent of Class:

          _____15.8%____________________________________________

   (c)    Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote

                  ___1,164,220________________________________

           (ii)   shared power to vote or to direct the vote

                  ___11,802 (2)_______________________________

          (iii)   sole power to dispose or to direct the
                  disposition of

                  ___1,164,220________________________________

           (iv) shared power to dispose or to direct the disposition of

                  ___11,802 (2)_______________________________

            (1) Includes 11,527 shares held in trust by Mrs. Margolis's husband for the benefit of Mrs. Margolis's son.

            (2) Mrs. Margolis is one of the six trustees of the Oshman Foundation. The Trustees of such Foundation are vested with the power to vote and sell the assets of the Foundation, including 11,802 shares of common stock of Oshman's Sporting Goods, Inc. Mrs. Margolis disclaims beneficial ownership of shares owned by the Foundation, and these shares are not included in the total number of shares owned beneficially or the percentage of outstanding shares owned.

                                                                   PAGE 5 OF 5
Item 5    Ownership of Five Percent or Less of a Class.

          ___Not Applicable___________________________

Item 6    Ownership of more than Five Percent on Behalf of Another Person

          ___Not Applicable___________________________

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

          ___Not Applicable___________________________

Item 8    Identification and Classification of Members of the Group.

          ___Not Applicable___________________________

Item 9    Notice of Dissolution of Group.

          ___Not Applicable___________________________

Item 10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 1995                                JUDY O. MARGOLIS
                                                      Judy O. Margolis